Mail Stop 03-05

							January 27, 2005


Via U.S. Mail and Fax (604) 639-3196

Mr. Thomas Mills
President and Director
AMP Productions, Ltd.
500-666 Burrard Street
Vancouver, BC  V6C 2X8
CANADA

Re: 	AMP Productions, Ltd.
	Form SB-2, Amendment No. 1 filed on January 21, 2005
	File No. 333-121503

Dear Mr. Mills,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 3
AMP Productions, Ltd., page 3
1. We have reviewed your supplemental response to our prior comment
7. In an appropriate section, please expand your disclosure to discuss your approach to selecting screenplays.


Risk Factors, page 6
2. Please replace the risk factor you deleted called "We will not return your investment, even if this offering does not raise a sufficient amount of capital."

Management`s Discussion and Analysis or Plan of Operation, page 12
3. We have reviewed your supplemental response to our prior comment
16. Please expand your disclosure to discuss screenwriting rates. Also, please discuss the upper threshold of your screenwriting budget and how that amount was determined by management.


* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 824-5537 or me at
(202) 942-1850 if you have any questions.


      Regards,


Max A. Webb
      Assistant Director
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Mr. Thomas Mills
AMP Productions, Ltd.
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